Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 11, 2016

Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)
File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 102 (“PEA No. 102”) filed on January 26, 2016 for the purpose of registering shares of the AdvisorShares Cornerstone Small Cap ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 102.

1.	Comment. Please consider deleting the 12b-1 fee line item from the fee table if there is no 12b-1 fee.

Response. While there is no currently charged 12b-1 fee, a 12b-1 plan has been approved for the Fund and, therefore, Registrant prefers to keep the line item in the fee table.

2.	Comment. Please confirm that the expense example will only reflect the expense cap for the term of the expense cap.

Response. Registrant confirms that the expense example only reflects the expense cap for the term of the expense cap.

3.	Comment. In the first sentence of the summary principal investment strategy disclosure, the term “including” is used before listing specific types of equity securities. Please make sure every type of equity security in which the Fund will invest on a principal basis is listed or delete the word “including”.

Response. Registrant has revised the disclosure as requested.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 11, 2016

4.	Comment. In the response letter, please disclose the market capitalization range of the companies included in the Russell 2000 Index.

Response. Registrant states that as of March 31, 2016, the market capitalization of the companies included in the Russell 2000 Index was $17 million to $5.89 billion.

5.	Comment. In the penultimate sentence of the first paragraph of the summary principal investment strategy disclosure, please plain English the phrase “constrained relative to”. Also, please clarify in the disclosure how the Sub-Advisor determines the relative attractiveness of a sector.

Response. Registrant has revised the disclosure as requested.

6.	Comment. In the last sentence of the second paragraph of the summary principal investment strategy disclosure, please clarify the phrase “subject to risk controls”.

Response. Registrant has revised the disclosure as requested.

7.	Comment. The risk of an absence of an active trading market is included in the trading risk disclosure in the Item 9 risk section. Please add the absence of active trading market risk to the summary section.

Response. Registrant has added the requested disclosure.

8.	Comment. With respect to the predecessor account performance information, please confirm that the assets of the predecessor account will transfer to the Fund at the commencement of the Fund’s operations.

Response. Registrant confirms that the assets of the predecessor account will transfer to the Fund at the commencement of the Fund’s operations.

9.	Comment. With respect to the predecessor account performance information, please expand the phrase “investment objective and investment strategies in all material respects equivalent” to reference “investment policies, objectives, guidelines, and restrictions in all materials respects equivalent” so that it conforms more precisely to the corresponding phrase in the MassMutual no-action letter (Sep. 28, 1995).

Response. Registrant has revised the disclosure as requested.

10.	Comment. In connection with the predecessor account performance information, please note that the SAI must include two years of audited financials compliant with Regulation S-X and GAAP (including a full schedule of investments and financial highlights). Please also include in the prospectus performance section a reference that the predecessor account financial information can be found in the SAI.

Response. Registrant has included the requested information.

April 11, 2016

11.	Comment. In the response letter, please confirm that the predecessor account (i) was not created solely for the purpose of establishing the performance of the Fund; (ii) is transferring substantially all of its assets to the Fund; (iii) could have complied with Subchapter M of the Internal Revenue Code of 1986.

Response. Registrant has confirmed with the investment sub-adviser that the predecessor account (i) was not created solely for the purpose of establishing the performance of the Fund; (ii) is transferring substantially all of its assets to the Fund; (iii) could have complied with Subchapter M of the Internal Revenue Code of 1986.

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Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

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